Filed by TG Venture Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Flexi Group Holdings Ltd

Commission File No. 001-269739

Date: May 30, 2023

The Flexi Group Doubles its Flexible Workspace

Footprint in Singapore and Australia

Now Offering 4 flexible workspace solutions in each destination

(Singapore – May 2023) The Flexi Group, one of APAC’s largest flexible workspace providers, which is the business combination target of TG Venture Acquisition Corp. (Nasdaq: TGVC) (“TGVC”), has announced continued expansion by doubling its number of locations in both Singapore and Australia through strategic partnerships and acquisitions.

Unified in 2022 following a merger of three leading brands - the Hive, The Cluster and Common Ground - The Flexi Group now has 43 locations in 11 cities and 8 countries including Australia, Singapore, Malaysia, Hong Kong, Thailand, Philippines, Taiwan, and Vietnam.

The acquisition in November 2022 of two former Found8 coworking locations, which have become the Hive North Bridge Road and the Hive Tanjong Pagar, brought the total number of Flexi Group locations in Singapore to four, joining the Hive Carpenter and Hive Lavender spaces.

In May 2022, The Flexi Group, through a subsidiary of its Australian subsidiary (“the Hive Australia”), entered into a partnership agreement with Hirsch & Faigen, pursuant to which the Hive will be the anchor tenant to Hirsch & Faigen’s latest $70 million office building in Melbourne East. Also, in October 2021, the Hive Australia signed a partnership agreement to occupy the three upper levels of the historic Milton House on Fitzroy Street, St Kilda. The two new locations, the Hive Abbotsford and the Hive Milton House, which will both open in mid-2023, will join the existing Hive Collingwood and The Cluster CBD locations in Melbourne, Australia.

Unlike other flexible workspace operators, The Flexi Group has increasingly been pursuing an asset-light approach to its real estate ventures, partnering with landlords on joint ventures instead of leasing office space and taking on potentially significant financial obligations under rental agreements. By partnering with The Flexi Group, landlords can offer increased flexibility to tenants, as well as improve greater building engagement by offering them access to events, agile work solutions and bookable meeting and event spaces.

The Flexi Group’s multi-brand for a multi-demographic approach is unusual in the industry and creates the opportunity to partner with landlords across a variety of asset classes with differentiated pricing, building, location, and office size preferences, thus allowing each brand to grow strategically across the globe.

Chief Executive Officer of The Flexi Group, Chris Edwards, says “We see an incredible opportunity to expand our network both organically and through acquisitions in both Australia and Singapore, meeting the significant demand we’ve seen for the hybrid work model in both markets. Despite the economic headwinds, we are extremely bullish for the future of flexible working and looking forward to continued growth in the region.”

– ENDS –

For more information – Companion Communications

Caroline Pitt – Singapore & Malaysia

Caroline@companioncommunications.com

Dominique Backhouse – Hong Kong

Dominique@companioncommunications.com

About the Hive

Creating beautiful workspaces and hosting best-in-class events since 2012, the Hive is one of Asia Pacific’s largest boutique workspace network and aims to foster a creative community that inspires members to build deep, lasting connections, whatever their industry, role or location.

About The Flexi Group

Founded in 2022, The Flexi Group is a rapidly expanding collection of leading Flexible Workspace operators in Asia. Spread across 43 locations in 11 cities, and with over 25 years of experience in designing, operating and scaling workspaces, we are the region’s largest operator.

Additional Information

This press release relates to a proposed transaction between The Flexi Group and TGVC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, The Flexi Group Holdings Ltd filed a registration statement on F-4 on February 13, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) that included a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and TGVC, The Flexi Group Holdings Ltd or a successor entity thereof may file additional relevant materials with the SEC. A proxy statement/prospectus will be sent to all shareholders of TGVC and The Flexi Group. The Flexi Group Holdings Ltd, TGVC or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of The Flexi Group and TGVC are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group Holdings Ltd, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov. Full details of the transaction can be found in the Registration Statement.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp, 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group Holdings Ltd or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd, Wisma UOA II, Penthouse 16-1 Level 16, No. 6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement, which will include the proxy statement of TGVC.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group, The Flexi Group Holdings Ltd or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. These forward-looking statements include the statements regarding The Flexi Group’s opportunities for expansion and continued growth. All forward-looking statements are based on The Flexi Group’s current expectations and beliefs concerning future developments and their potential effects on The Flexi Group or any successor entity thereof. Forward-looking statements are based on various assumptions, whether or not identified in this press release, and are subject to risks and uncertainties. These forward-looking statements are not intended to serve as a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and proxy statement/prospectus discussed above and other documents filed or to be filed by TGVC, The Flexi Group Holdings Ltd and/or or any successor entity thereof from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and The Flexi Group, The Flexi Group Holdings Ltd and TGVC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.